UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: May 21, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release regarding first quarter financial results of Tudou Holdings Limited	4

Exhibit 99.1

Tudou Reports First Quarter 2012 Financial Results

1Q 2012 Net Revenues of RMB140.3 Million, Up 76.7% Year-over-Year

Exceeding Prior Guidance

(May 21, 2012 - Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading Internet video company in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Revenue Highlights

•	Net revenues increased to RMB140.3 million (US$22.3 million), up 76.7% year-over-year, exceeding management’s prior guidance of 70% to 75% year-over-year growth.

•	Online advertising service revenues increased to RMB114.6 million (US$18.2 million), up 63.3% year-over-year.

•	Mobile video services revenues increased to RMB13.6 million (US$2.2 million), up 53.4% year-over-year.

•	Other (sub-licensing) revenues increased to RMB12.1 million (US$1.9 million) compared to RMB0.3 million in the corresponding period in 2011.

First Quarter 2012 Financial Results

Revenues: Net revenues for the first quarter of 2012 increased by 76.7% to RMB140.3 million (US$22.3 million) from RMB79.4 million in the corresponding period in 2011.1 Online advertising service revenues for the first quarter of 2012 increased by 63.3% to RMB114.6 million (US$18.2 million) from RMB70.2 million in the corresponding period in 2011. Mobile video service revenues for the first quarter of 2012 increased by 53.4% to RMB13.6 million (US$2.2 million) from RMB8.8 million in the corresponding period in 2011. Other (sub-licensing) revenues increased to RMB12.1 million (US$1.9 million) from RMB0.3 million in the corresponding period in 2011.

Cost of Revenues: Cost of revenues increased by 121.8% to RMB179.6 million (US$28.5 million) from RMB81.0 million in the corresponding period in 2011. The increase was primarily attributable to increased Internet bandwidth costs, content costs and mobile video services costs, partially offset by a decrease in share-based compensation expenses of RMB13.3 million. Internet bandwidth costs totaled RMB71.5 million (US$11.4 million), or 51.0% of net revenues, compared to RMB31.2 million, or 39.3% of net revenues, in the corresponding period in 2011. The increase in Internet bandwidth costs was primarily due to increased traffic on the Company’s website and its continued focus on enhancing users’ experience. Content costs totaled RMB90.5 million (US$14.4 million), or 64.5% of net revenues, compared to RMB23.9 million, or 30.2% of net revenues, in the corresponding period in 2011. Content costs consist of amortization of premium licensed content, salaries and benefits for staff and production costs for content produced in-house. The increase in content costs was primarily due to the increase in amortization of premium licensed content and content produced in-house as a result of an increase in the amount of content purchased and produced. Mobile video services costs totaled RMB6.4 million (US$1.0 million), or 4.5% of net revenues, compared to RMB5.4 million, or 6.8% of net revenues, in the corresponding period in 2011. The increase in mobile video services costs was primarily attributable to the increase in mobile video services revenues.

[1]

The Company records revenues on a net basis and net revenues are presented net of third party ad agency fees and sales tax as a reduction of revenues. For the first quarter of 2012, third party advertisement agency fees were RMB25.1 million (US$4.0 million) and sales tax was RMB5.6 million (US$0.9 million), compared to third party advertisement agency fees of RMB15.3 million and sales tax of RMB12.0 million in the corresponding period in 2011.

Gross Loss: For the first quarter of 2012, gross loss totaled RMB39.4 million (US$6.2 million), compared to a gross loss of RMB1.6 million in the corresponding period in 2011.

Operating Expenses: Operating expenses for the first quarter of 2012 were RMB93.3 million (US$14.8 million), compared to RMB160.3 million in the corresponding period in 2011. The decrease was primarily due to a decrease in share-based compensation expenses and allowance for doubtful debt, partially offset by an increase in sales and marketing expenses.

Net Loss: Net loss for the first quarter of 2012 decreased to RMB134.5 million (US$21.4 million) from a net loss of RMB336.0 million in the corresponding period in 2011.

Adjusted Net Loss: Adjusted net loss for the first quarter of 2012, which excluded share-based compensation expenses, was RMB124.2 million (US$19.7 million), compared to an adjusted net loss of RMB59.0 million in the corresponding period in 2011, which excluded share-based compensation expenses and fair value changes in warrant liabilities. See “Non-GAAP Financial Measures” below.

Recent Developments

In April 2012, Tudou announced a joint collaboration with China Central Television Sports & Entertainment Ltd. (“CCTV”), China’s state television broadcaster and the exclusive broadcaster for the London 2012 Olympic Games (the “Olympics”) in China. Together, Tudou and CCTV will broadcast 361° London Action (“London Action”), CCTV’s first theme-based program focused on the Olympics. In addition to providing exclusive access to London Action, Tudou will enhance its users’ experience by allowing them to interact, comment and share content with other users.

In March 2012, Youku Inc. (NYSE: YOKU) (“Youku”) and the Company announced that they had signed a definitive agreement for Tudou to combine with Youku in a 100% stock-for-stock transaction. Under the agreement, each Class A ordinary share and each Class B ordinary share of Tudou issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each American depositary share of Tudou (“Tudou ADSs”), each of which represents four Tudou Class B ordinary shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A ordinary shares. The combination will result in Youku and Tudou shareholders and ADS holders owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon completion of the transaction. Upon completion, the combined entity will be named Youku Tudou Inc. Youku’s ADSs will continue to be listed on the NYSE under the symbol “YOKU”.

The combination has been approved by both companies’ boards of directors and is subject to customary closing conditions, including approvals by Youku and Tudou shareholders. Shareholders of Youku and Tudou with representatives serving on the companies’ respective boards of directors have committed to vote in favor of the combination. The combination is expected to close in the third quarter of 2012.

Conference Call

Due to the pending merger with Youku, Tudou will not hold a conference call to discuss its financial results.

About Tudou

Tudou Holdings Limited (NASDAQ: TUDO) is a leading Internet video company in China providing premium licensed content, user generated content (“UGC”) and original in-house produced content. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry. For more information, please visit http://ir.tudou.com.

Investor Relations Contact:

Michael S. Fu

Director, Investor Relations

Tudou Holdings Limited

Tel: (+86) 21-5170-2355

Email: mfu@tudou.com

Jeremy Peruski

ICR, Inc.

Tel: +1 (646) 405-4884

Email: IR@tudou.com

SOURCE: Tudou

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to execute its business strategies, plans and initiatives; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s ability to develop new services; the Company’s ability to attract users and advertisers and enhance its brand recognition; and the ability of the online video and advertising industry in China to grow at rates projected by market data. Any of the foregoing risks may have a material adverse effect on the Company’s business and the market price of its ADSs. Further information regarding these and other risks is included in the Company’s 20-F filed with the Securities and Exchange Commission on March 30, 2012. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses and fair value changes in warrant liabilities. We review adjusted net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and other interested persons to assess our operating performance without the effect of non-cash fair value changes in warrant liabilities, which will not likely be recurring factors in our business in the future, and share-based compensation expenses, which have been and will continue to be a significant recurring factor in our business.

We present this non-GAAP financial measure because this is used by our management to evaluate our operating performance. We believe this non-GAAP financial measure provides useful information to investors and other interested persons because by having access to such information they will have the same data we use to assess our operating performance, and because such information allows them to understand and evaluate our consolidated results of operations in the same manner as our management and to make period-over-period comparisons of our financial results. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because adjusted net income (loss) may not be calculated in the same manner by all companies, it may not be comparable to similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended March 31, 2012 were made at a rate of RMB6.2975 to US$1.00, the noon buying rate in effect on March 30, 2012 as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at such rate.

Tudou Holdings Limited

Consolidated Balance Sheet Information

(Amounts expressed in RMB, unless otherwise stated)

	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$
Assets

Current assets:
Cash and cash equivalents	208,969,448	872,000,453	695,746,338	110,479,768
Restricted cash	65,564,000	96,786,719	96,685,338	15,352,971
Accounts receivable, net	254,135,465	239,804,186	256,602,540	40,746,731
Prepayments and other current assets	25,174,620	17,888,737	15,347,958	2,437,151
Premium content licensed	9,368,362	64,461,085	47,551,257	7,550,815
Content produced	3,497,227	8,214,506	695,922	110,508

Total current assets	566,709,122	1,299,155,686	1,112,629,353	176,677,944

Equipment	46,711,980	88,787,903	93,393,641	14,830,272
Intangible assets	4,282,842	6,183,164	5,973,504	948,552
Other assets	4,318,269	4,211,498	4,175,908	663,106
Other long-term receivables	—	10,000,000	10,000,000	1,587,932
Prepayment for premium content licensed	—	142,750,301	166,091,005	26,374,118
Premium content licensed	49,531,347	141,403,738	200,466,206	31,832,665

Total assets	671,553,560	1,692,492,290	1,592,729,617	252,914,589

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	77,800,676	126,643,349	163,179,211	25,911,745
Taxes payable	22,450,667	37,640,665	28,491,533	4,524,261
Accrued liabilities and other payables	154,501,083	230,764,509	225,563,977	35,818,019
Short-term loan	61,243,510	83,343,510	83,343,510	13,234,380
Share-based compensation liability	240,769,592	—	—	—

Total current liabilities	556,765,528	478,392,033	500,578,231	79,488,405

Warrant liabilities	324,424,702	—	—	—

Total liabilities	881,190,230	478,392,033	500,578,231	79,488,405

Series A redeemable convertible preferred shares	7,512,241	—	—	—
Series B redeemable convertible preferred shares	55,729,302	—	—	—
Series C redeemable convertible preferred shares	124,571,600	—	—	—
Series D redeemable convertible preferred shares	372,403,520	—	—	—
Series E redeemable convertible preferred shares	361,558,129	—	—	—

Shareholders’ equity
Ordinary shares	9,700	74,608	74,907	11,895
Additional paid-in capital	11,054,330	2,541,869,642	2,554,379,616	405,618,041
Accumulated deficit	(1,142,475,492)	(1,327,843,993)	(1,462,303,137)	(232,203,752)

Total shareholders’ equity	(1,131,411,462)	1,214,100,257	1,092,151,386	173,426,184

Total liabilities and shareholders’ equity	671,553,560	1,692,492,290	1,592,729,617	252,914,589

Tudou Holdings Limited

Consolidated Statement of Operations Information

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$
Revenues	91,418,768	180,038,169	145,856,999	23,161,095
Less: Sales taxes	(12,041,797)	(13,549,101)	(5,575,694)	(885,382)

Net revenues	79,376,971	166,489,068	140,281,305	22,275,713

Cost of revenues	(80,995,830)	(160,143,362)	(179,632,865)	(28,524,472)

Gross profit / (loss)	(1,618,859)	6,345,706	(39,351,560)	(6,248,759)

Operating expenses:
Sales and marketing expenses	(76,383,930)	(105,373,197)	(68,808,006)	(10,926,242)
General and administrative expenses	(83,887,554)	(45,066,299)	(24,527,517)	(3,894,802)

Total operating expenses	(160,271,484)	(150,439,496)	(93,335,523)	(14,821,044)

Loss from operations	(161,890,343)	(144,093,790)	(132,687,083)	(21,069,803)

Finance income	76,657	223,034	639,483	101,546
Finance expense	(867,162)	(1,459,818)	(1,517,576)	(240,981)
Other expense, net	—	(13,363)	—	—
Foreign exchange loss	(2,914,383)	(3,513,029)	(893,968)	(141,956)
Fair value change in warrant liabilities	(170,385,091)	—	—	—

Loss before income taxes	(335,980,322)	(148,856,966)	(134,459,144)	(21,351,194)

Income taxes	—	—	—	—

Net loss	(335,980,322)	(148,856,966)	(134,459,144)	(21,351,194)

Accretion and effect of foreign exchange movement on Series A Preferred Shares	(130,985)	—	—	—
Effect of foreign exchange movement on Series B Preferred Shares	563,549	—	—	—
Effect of foreign exchange movement on Series C Preferred Shares	1,259,700	—	—	—
Effect of foreign exchange movement on Series D Preferred Shares	3,765,840	—	—	—
Accretion and effect of foreign exchange movement on Series E Preferred Shares	(10,156,000)	—	—	—

Net loss attributable to ordinary shareholders	(340,678,218)	(148,856,966)	(134,459,144)	(21,351,194)

Loss per ordinary share
- Basic and diluted	(28.39)	(1.31)	(1.19)	(0.19)

Loss per ADS
- Basic and diluted	(113.56)	(5.25)	(4.74)	(0.75)

Weighted average number of ordinary shares used in computing loss per share
- Basic and diluted	12,000,000	113,425,562	113,431,544	113,431,544

Share-based compensation was allocated in operating expenses as follows:
Cost of revenues	14,718,004	1,110,057	1,379,365	219,033
Sales and marketing expenses	35,048,658	4,531,878	5,404,764	858,240
General and administrative expenses	56,849,582	2,646,953	3,430,954	544,812

Tudou Holdings Limited

Adjusted Net Loss — Non-GAAP Reconciliation

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$
Net loss	(335,980,322)	(148,856,966)	(134,459,144)	(21,351,194)

Add back: Share-based compensation expenses	106,616,244	8,288,888	10,215,083	1,622,085
Fair value changes in warrant liabilities	170,385,091	—	—	—

Adjusted net loss	(58,978,987)	(140,568,079)	(124,244,061)	(19,729,109)

Tudou Holdings Limited

Consolidated Statement of Cash Flows

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012	Mar 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(335,980,322)	(148,856,966)	(134,459,144)	(21,351,194)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of equipment	6,133,281	8,724,857	9,637,685	1,530,399
Amortization of intangible assets	7,850	182,619	209,660	33,293
Amortization of other assets	35,590	35,591	35,590	5,651
Provision for doubtful accounts	12,283,075	17,390,053	2,643,383	419,751
Amortization of the premium content licensed	10,015,907	45,833,577	50,863,964	8,076,850
Amortization of the content produced	3,065,273	750,000	12,728,947	2,021,270
Share-based compensation	106,616,244	8,288,888	10,215,083	1,622,085
Fair value changes in warrant liabilities	170,385,091	—	—	—
Foreign exchange loss	2,914,383	3,513,029	893,968	141,956

Changes in operating assets and liabilities:
Accounts receivables	(23,385,191)	36,729,124	(19,441,737)	(3,087,215)
Prepayments and other current assets	5,143,118	(6,003,888)	4,835,969	767,919
Content produced	—	(4,996,183)	(5,210,362)	(827,370)
Accounts payable	828,310	22,092,776	6,636,811	1,053,880
Tax payable	1,291,995	5,799,140	(9,149,132)	(1,452,820)
Other payables and accruals	18,005,320	43,924,185	(5,200,532)	(825,809)

Net cash provided by/(used in) operating activities	(22,640,076)	33,406,802	(74,759,847)	(11,871,354)

Cash flows from investing activities:
Purchase of equipment	(3,379,407)	(22,986,538)	(12,263,333)	(1,947,334)
Purchase of intangible assets	(2,364,278)	(1,266,785)	—	—
Advance payment for premium content licensed	—	(61,966,030)	(23,340,704)	(3,706,344)
Cash paid for premium content licensed	(28,570,237)	(137,227,357)	(65,097,644)	(10,337,061)
Cash received from maturity of short-term investment	5,837,246	—	—	—
Net decrease/(increase) in restricted cash	663,000	(2,347,968)	101,381	16,099

Net cash used in investing activities	(27,813,676)	(225,794,678)	(100,600,300)	(15,974,640)

Cash flows from financing activities:
Cash received from short-term loan	—	20,543,510	—	—
Cash paid for the repayment of short-term loan	—	(20,543,510)	—	—
Cash paid for initial public offering cost	(813,192)	(6,420,652)	—	—

Net cash used in financing activities	(813,192)	(6,420,652)	—	—

Net decrease in cash and cash equivalents	(51,266,944)	(198,808,528)	(175,360,147)	(27,845,994)

Cash and cash equivalents at beginning of period	263,150,775	1,074,322,010	872,000,453	138,467,718
Effect of foreign exchange rate change on cash	(2,914,383)	(3,513,029)	(893,968)	(141,956)
Cash and cash equivalents at end of period	208,969,448	872,000,453	695,746,338	110,479,768

Supplementary Disclosure of Cash Flow Information
Cash paid for interest	821,295	1,492,948	1,519,720	241,321

Supplementary Disclosure of Non-cash Investing and Financial Activities
Unpaid deferred expenses/Payables related to the initial public offering	11,027,546	—	—	—
Payables related to purchase of equipment	11,199,060	11,743,300	13,723,390	2,179,181
Payables related to premium content licensed	17,730,286	26,377,055	54,296,015	8,621,836
Payables related to purchase of PRC advertising license qualification right	300,124	—	—